

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

September 24, 2008

<u>Via U.S. Mail and Facsimile (856) 234-2098</u>

Mr. Ronald C. Schmeiser
Chief Executive Officer
UHF Incorporated
60 Port Perry Road
North Versailles, PA 15137

Re: UHF Incorporated
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-49729

Dear Mr. Schmeiser:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: John L. Thomas, Esq.
Via facsimile: (856) 234-2098